
September 28, 2017

John H. Tucker
Chief Executive Officer
scPharmaceuticals Inc.
2400 District Avenue, Suite 310
Burlington, MA 01830

> **Re: scPharmaceuticals Inc.**
> **Draft Registration Statement on Form S-1**
> **Submitted August 31, 2017**
> **CIK No. 0001604950**

Dear Mr. Tucker:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1

Implications of Being an Emerging Growth Company, page 5

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Risk Factors

An NDA submitted under 505(b)(2)..., page 22

Our drug development strategy relies heavily upon the 505(b)(2) regulatory approval..., page 34

2.   We note that in an NDA submitted under 505(b)(2), the applicant must provide the FDA with a certification relating to third party patents contained in the FDA's Orange Book. So that an investor may better assess the risk of patent litigation and/or a delay or automatic stay of the FDA's review of your NDA, please disclose what you certified to the FDA and if you submitted a Paragraph IV certification, including if it will be delivered to a third-party patent owner.

Use of Proceeds, page 53

3.   We note your disclosure of the intended uses of proceeds in this section. If any material amounts of other funds are necessary to accomplish the specified purposes for which the proceeds are to be obtained, state the amounts and sources of such other funds needed for each such specified purpose and the sources thereof. Refer to Instruction 3 to Item 504 of Regulation S-K.

Critical Accounting Policies and Use of Estimates
Stock-Based Compensation Expense, page 68

4.   Once you have an estimated offering price or range, please explain to us the reasons for any differences between the recent valuations of your common stock leading up to the initial public offer and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation and beneficial conversion features.

Business, page 73

5.   Please supplementally provide us with copies of the sources for the statistics you disclose in the fourth paragraph and the last sentence of the second paragraph on page 75, the third paragraph in the Cost of Hospital Readmission section on page 76 and the penultimate paragraph on page 83.

Cost of Hospital Admission, page 75

6.   We note that you commissioned Milliman to provide certain industry and market data in this section. Please file a consent for Milliman pursuant to Rule 436 of the Securities Act as an exhibit to your registration statement.

Pharmacokinetic/Pharmacodynamic (PK/PD) Study, page 78

7.   Please disclose the meaning and significance of the data in the chart contained under "Comparative pharmacokinetic results," and explain what Cmax indicates in the first column.

Phase 3 Product Design Clinical Validation (PDCV) Study, page 79

8.   We note that you presented the FDA with the results of a completed human factors study and submitted a high-level safety assurance and updated risk analyses concurrently with your NDA. Please disclose the material findings and/or updates contained in the human factors study, safety assurance case and updated risk analyses.

Post-Hoc Comparative Analysis, page 81

9.   We note your statement in this section that the comparative analysis of the PDVC study to the PK/PD study further supported the safety of Furoscix. Please remove statements suggesting that your product candidates are safe and effective as approval by the FDA and other regulatory agencies is dependent on such agencies making this determination.

Safety Analysis, page 81

10.   Please disclose how many patients experienced the adverse events disclosed in this section. Please also explain the types of severe adverse events that were reported, the number of patients that experienced them and what is meant by "each event resolved spontaneously."

Investigator Sponsored Study, page 82

11.   Please disclose whether there were any adverse or serious adverse events observed in this study and how many patients experienced such events.

Ceftriaxone, page 83

12.   Please disclose the number of participants in the crossover study and all of the serious adverse events, if any, reported in the PK study, including how many patients experienced such events.

Patent rights, page 86

13.   Please identify the type of patent protection, such as composition of matter, use or process, for each of the patents discussed in this section and identify any patents that cover material non-U.S. jurisdictions and provide the jurisdiction(s), expiration date(s) and other relevant information. Please also specify whether the patents are owned or licensed from third parties.

Notes to Financial Statements
9. Convertible Notes, page F-16

14.   Your disclosures on pages F-17 and F-18 indicate that the conversion of outstanding notes issues pursuant to both the January 2016 Convertible Note Purchase Agreement and the August 2016 Note Purchase Agreement were treated as extinguishments of debt. Please explain to us how you determined that extinguishment accounting was appropriate given that these notes were not extinguished, but rather converted into convertible preferred stock. Cite the authoritative literature upon which you relied. Please also provide your calculation of the loss on extinguishment for both conversions and explain how you considered the guidance in ASC 470-20-40-1 in accounting for the beneficial conversion features upon conversion of the notes.

General

15.   Please provide us proofs of all graphics, visual, or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus.Please note that we may have comments regarding this material.

You may contact Bonnie Baynes at (202) 551-4924 or Angela Connell at (202) 551-3426 if you have questions regarding comments on the financial statements and related matters. Please contact Ada D. Sarmento at (202) 551-3798 or Erin Jaskot at (202) 551-3442 with any other questions.

Division of Corporation Finance
Office of Healthcare & Insurance

cc: Arthur R. McGivern, Esq.